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Exhibit (a)(2)(A)

ArcSight, Inc.
5 Results Way
Cupertino, CA 95014
(408) 864-2600

September 22, 2010

Dear ArcSight Stockholder:

        We are pleased to inform you that on September 13, 2010, ArcSight, Inc., a Delaware corporation (the "Company"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hewlett-Packard Company, a Delaware corporation ("HP"), and Priam Acquisition Corporation, a Delaware corporation and a wholly-owned, direct or indirect, subsidiary of HP ("Purchaser").

        Under the terms of the Merger Agreement, Purchaser is commencing today a cash tender offer to purchase all of the outstanding shares of common stock of the Company (the "Common Stock") at a price of $43.50 per share, net to the seller in cash without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials accompanying this letter (the "Offer"). Unless extended, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, October 20, 2010. If all conditions to the Offer have been satisfied or waived by this time, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Following the successful completion of the Offer, Purchaser will be merged into the Company (the "Merger"), and all shares of Common Stock not purchased in the Offer (other than any shares held by dissenting stockholders) will be converted into the right to receive $43.50 in cash per share, without interest thereon and less any required withholding taxes. Upon completion of the Merger, the Company will cease to be a separate standalone company and will become a direct or indirect wholly-owned subsidiary of HP.

        The Company's board of directors has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to the Company and its stockholders and (2) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Company's board of directors unanimously recommends that you accept the Offer, tender your shares of Common Stock pursuant to the Offer and, if required under Delaware law, adopt the Merger Agreement.

        In arriving at its recommendations, the Company's board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9.

        Also accompanying this letter is a copy of Purchaser's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of Purchaser's Offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,

Thomas J. Reilly President and Chief Executive Officer

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  Exhibit (a)(2)(A)